Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2022 and 2021

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2022 (Unaudited)		December 31, 2021 (Audited)		June 30, 2021 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$54,262	10	$39,779	8	$32,139	6
Financial assets at fair value through profit or loss	—	—	3	—	2	—
Hedging financial assets	—	—	—	—	—	—
Contract assets	5,762	1	5,554	1	5,354	1
Trade notes and accounts receivable, net	22,313	4	23,947	5	21,952	4
Receivables from related parties	74	—	41	—	44	—
Inventories	11,074	2	11,327	2	11,521	2
Prepayments	5,274	1	2,330	—	5,464	1
Other current monetary assets	7,188	2	5,061	1	18,889	4
Other current assets	3,870	1	2,979	1	3,503	1

Total current assets	109,817	21	91,021	18	98,868	19

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	929	—	909	—	904	—
Financial assets at fair value through other comprehensive income	3,495	1	3,616	1	3,636	1
Investments accounted for using equity method	6,898	1	7,137	1	7,080	1
Contract assets	2,855	1	2,608	1	2,383	—
Property, plant and equipment	285,066	54	289,100	56	282,692	55
Right-of-use assets	11,143	2	11,051	2	10,696	2
Investment properties	9,735	2	9,663	2	9,600	2
Intangible assets	80,746	15	83,945	16	87,071	17
Deferred income tax assets	2,587	1	2,785	1	3,066	1
Incremental costs of obtaining contracts	951	—	988	—	945	—
Net defined benefit assets	3,743	1	3,391	1	3,754	1
Prepayments	1,854	—	1,798	—	1,994	—
Other noncurrent assets	6,592	1	4,863	1	4,881	1

Total noncurrent assets	416,594	79	421,854	82	418,702	81

TOTAL	$526,411	100	$512,875	100	$517,570	100

	June 30, 2022 (Unaudited)		December 31, 2021 (Audited)		June 30, 2021 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$442	—	$65	—	$60	—
Financial liabilities at fair value through profit or loss	2	—	6	—	1	—
Hedging financial liabilities	7	—	8	—	14	—
Contract liabilities	12,684	2	12,234	2	13,578	3
Trade notes and accounts payable	10,997	2	18,063	4	12,944	3
Payables to related parties	187	—	392	—	344	—
Current tax liabilities	6,032	1	6,530	1	5,631	1
Lease liabilities	3,247	1	3,211	1	3,311	1
Dividends Payable	35,746	7	—	—	33,404	6
Other payables	21,880	4	24,437	5	21,425	4
Provisions	226	—	285	—	318	—
Current portion of long-term loans	—	—	—	—	1,600	—
Other current liabilities	1,057	—	998	—	954	—

Total current liabilities	92,507	17	66,229	13	93,584	18

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,600	—	—	—
Bonds payable	30,475	6	26,977	6	26,974	6
Contract liabilities	7,098	2	6,840	1	7,024	1
Deferred income taxes liabilities	2,229	—	2,189	—	2,077	—
Provisions	153	—	142	—	132	—
Lease liabilities	7,215	2	7,062	1	6,026	1
Customers’ deposits	5,006	1	5,336	1	4,815	1
Net defined benefit liabilities	2,276	—	2,288	1	3,415	1
Other noncurrent liabilities	4,980	1	5,082	1	2,018	—

Total noncurrent liabilities	61,032	12	57,516	11	52,481	10

Total liabilities	153,539	29	123,745	24	146,065	28

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	149,825	28	149,810	29	149,806	29

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	3,084	1	2,676	1	2,676	1
Unappropriated earnings	53,606	10	70,157	14	52,818	10

Total retained earnings	134,264	26	150,407	30	133,068	26

Others	(377)	—	(408)	—	(241)	—

Total equity attributable to stockholders of the parent	361,286	69	377,383	74	360,207	70
NONCONTROLLING INTERESTS	11,586	2	11,747	2	11,298	2

Total equity	372,872	71	389,130	76	371,505	72

TOTAL	$526,411	100	$512,875	100	$517,570	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$52,435	100	$49,601	100	$103,730	100	$99,702	100
OPERATING COSTS	32,346	62	31,058	63	64,037	62	62,951	63

GROSS PROFIT	20,089	38	18,543	37	39,693	38	36,751	37

OPERATING EXPENSES
Marketing	5,592	11	5,044	9	11,037	11	9,929	9
General and administrative	1,542	2	1,280	3	3,090	2	2,583	3
Research and development	953	2	893	2	1,802	2	1,768	2
Expected credit loss (reversal of credit loss)	(27)	—	43	—	74	—	87	—

Total operating expenses	8,060	15	7,260	14	16,003	15	14,367	14

OTHER INCOME AND EXPENSES	(3)	—	—	—	(4)	—	3	—

INCOME FROM OPERATIONS	12,026	23	11,283	23	23,686	23	22,387	23

NON-OPERATING INCOME AND EXPENSES
Interest income	64	—	28	—	88	—	46	—
Other income	210	—	49	—	254	—	91	—
Other gains and losses	62	—	95	—	(47)	—	259	—
Interest expenses	(65)	—	(55)	—	(121)	—	(106)	—
Share of profits of associates and joint ventures accounted for using equity method	211	—	76	—	316	—	116	—

Total non-operating income and expenses	482	—	193	—	490	—	406	—

INCOME BEFORE INCOME TAX	12,508	23	11,476	23	24,176	23	22,793	23
INCOME TAX EXPENSE	1,054	1	891	2	3,829	3	3,570	4

NET INCOME	11,454	22	10,585	21	20,347	20	19,223	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(79)	—	(65)	—	(124)	—	(1,010)	(1)
Gain or loss on hedging instruments subject to basis adjustment	(15)	—	(12)	—	1	—	(16)	—
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—	2	—	1	—

	(94)	—	(77)	—	(121)	—	(1,025)	(1)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended June 30				Six Months Ended June 30
	2022		2021		2022		2021
	Amount	%	Amount	%	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$75	—	$(11)	—	$152	—	$(48)	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	1	—	(1)	—	1	—	(1)	—

	76	—	(12)	—	153	—	(49)	—

Total other comprehensive income (loss), net of income tax	(18)	—	(89)	—	32	—	(1,074)	(1)

TOTAL COMPREHENSIVE INCOME	$11,436	22	$10,496	21	$20,379	20	$18,149	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,021	21	$10,215	20	$19,601	19	$18,553	19
Noncontrolling interests	433	1	370	1	746	1	670	—

	$11,454	22	$10,585	21	$20,347	20	$19,223	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,007	21	$10,126	20	$19,634	19	$17,480	18
Noncontrolling interests	429	1	370	1	745	1	669	—

	$11,436	22	$10,496	21	$20,379	20	$18,149	18

EARNINGS PER SHARE
Basic	$1.42		$1.32		$2.53		$2.39

Diluted	$1.42		$1.32		$2.52		$2.39

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2021	$77,574	$149,790	$77,574	$2,676	$67,574	$147,824	$(315)	$1,240	$2	$927	$376,115	$11,158	$387,273
Appropriation of 2020 earnings
Cash dividends recognized by Chunghwa	—	—	—	—	(33,404)	(33,404)	—	—	—	—	(33,404)	—	(33,404)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(575)	(575)
Net income for the six months ended June 30, 2021	—	—	—	—	18,553	18,553	—	—	—	—	18,553	670	19,223
Other comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	1	1	(50)	(1,008)	(16)	(1,074)	(1,073)	(1)	(1,074)

Total comprehensive income (loss) for the six months ended June 30, 2021	—	—	—	—	18,554	18,554	(50)	(1,008)	(16)	(1,074)	17,480	669	18,149

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	94	94	—	(94)	—	(94)	—	—	—
Share-based payment transactions of subsidiaries	—	16	—	—	—	—	—	—	—	—	16	46	62

BALANCE, JUNE 30, 2021	$77,574	$149,806	$77,574	$2,676	$52,818	$133,068	$(365)	$138	$(14)	$(241)	$360,207	$11,298	$371,505

BALANCE, JANUARY 1, 2022	$77,574	$149,810	$77,574	$2,676	$70,157	$150,407	$(392)	$(8)	$(8)	$(408)	$377,383	$11,747	$389,130
Appropriation of 2021 earnings
Special reserve	—	—	—	408	(408)	—	—	—	—	—	—	—	—
Cash dividends recognized by Chunghwa					(35,746)	(35,746)	—	—	—	—	(35,746)	—	(35,746)
Cash dividends recognized by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,053)	(1,053)
Reversal of unclaimed dividend	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the six months ended June 30, 2022	—	—	—	—	19,601	19,601	—	—	—	—	19,601	746	20,347
Other comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	2	2	139	(109)	1	31	33	(1)	32

Total comprehensive income (loss) for the six months ended June 30, 2022	—	—	—	—	19,603	19,603	139	(109)	1	31	19,634	745	20,379

Share-based payment transactions of subsidiaries	—	15	—	—	—	—	—	—	—	—	15	55	70
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	92	92

BALANCE, JUNE 30, 2022	$77,574	$149,825	$77,574	$3,084	$53,606	$134,264	$(253)	$(117)	$(7)	$(377)	$361,286	$11,586	$372,872

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$24,176	$22,793
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,354	15,760
Amortization	3,275	3,283
Amortization of incremental costs of obtaining contracts	418	395
Expected credit loss	74	87
Interest expense	121	106
Interest income	(88)	(46)
Dividend income	(153)	—
Compensation cost of share-based payment transactions	8	9
Share of profits of associates and joint ventures accounted for using equity method	(316)	(116)
Loss (gain) on disposal of property, plant and equipment	4	(3)
Gain on disposal of financial instruments	(1)	—
Loss on disposal of investments accounted for using equity method	1	—
Provision for impairment loss and obsolescence of inventory	63	32
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	63	(224)
Others	104	(90)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(455)	90
Trade notes and accounts receivable	1,567	644
Receivables from related parties	(33)	187
Inventories	190	856
Prepayments	(3,000)	(2,938)
Other current monetary assets	(387)	(986)
Other current assets	(891)	(1,154)
Incremental cost of obtaining contracts	(381)	(341)
Increase (decrease) in:
Contract liabilities	708	(124)
Trade notes and accounts payable	(7,062)	(2,647)
Payables to related parties	(205)	(302)
Other payables	(2,245)	(3,201)
Provisions	(48)	36
Other current liabilities	73	(66)
Net defined benefit plans	(363)	(381)

Cash generated from operations	31,571	31,659

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2022	2021
Interests paid	$(75)	$(45)
Income taxes paid	(4,090)	(3,920)

Net cash provided by operating activities	27,406	27,694

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(3)	(89)
Proceeds from disposal of financial assets at fair value through other comprehensive income	—	2,906
Acquisition of financial assets at fair value through profit or loss	(116)	(12)
Proceeds from disposal of financial assets at fair value through profit or loss	9	18
Proceeds from capital reduction of financial assets at fair value through profit or loss	66	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(4,938)	(15,131)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	3,599	3,027
Acquisition of investments accounted for using equity method	(20)	(330)
Proceeds from capital reduction of investments accounted for using equity method	340	—
Acquisition of property, plant and equipment	(11,784)	(14,995)
Proceeds from disposal of property, plant and equipment	4	17
Acquisition of intangible assets	(75)	(68)
Acquisition of investment properties	(18)	—
Decrease (increase) in other noncurrent assets	(1,743)	313
Interests received	78	39
Dividends received	5	103

Net cash used in investing activities	(14,596)	(24,202)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	420	173
Repayments of short-term loans	(43)	(180)
Proceeds from short-term bills payable	—	5,000
Repayments of short-term bills payable	—	(12,000)
Proceeds from issuance of bonds	3,500	7,000
Payments for transaction costs attributable to the issuance of bonds	(4)	(8)
Decrease in customers’ deposits	(344)	(33)
Payments for the principal of lease liabilities	(1,932)	(1,900)
Increase (decrease) in other noncurrent liabilities	(102)	127
Change in other noncontrolling interests	154	53
Payment of claimed dividend	—	—

Net cash provided by (used in) financing activities	1,649	(1,768)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2022	2021
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$24	$(5)

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,483	1,719
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,779	30,420

CASH AND CASH EQUIVALENTS, END OF PERIOD	$54,262	$32,139

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2022 and 2021

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2022 and 2021, the related consolidated statements of comprehensive income for the three months ended June 30, 2022 and 2021, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the six months ended June 30, 2022 and 2021 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.